

Mail Stop 3561

February 25, 2008

Mr. Robert B. McKnight, Jr.
Chairman of the Board, President and Chief Executive Officer
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

      Re: **Quiksilver, Inc.**
                Form 10-K for Fiscal Year Ended October 31, 2007
                Filed December 31, 2007
                File No. 001-14229

Dear Mr. McKnight:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 31, 2007

Selected Financial Data, page 19

1.	Related to your disclosure of your use of EBITDA on page 20, please address the following:

	a)	We note EBITDA helps you to compare your performance on a consistent basis by removing from your operating results the impact of your asset base and the effect of non-cash stock-based compensation expense, among other adjustments. We do not believe you have adequately demonstrated the usefulness of your non-GAAP measure that excludes stock-based compensation and asset impairment expense. Please remove the non-GAAP measure, or enhance your disclosure to include the substantive reasons why you believe the non-GAAP measure provides useful information to investors. Refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm ("Non-GAAP FAQ") and SAB Topic 14:G for additional guidance.

	b)	We note that your reference to EBITDA is not consistent with Section 1 of SEC Release 34-47226. Please ensure any references to EBITDA are consistent with this definition; we refer you to Question 14 of the Non-GAAP FAQ.

Index to Consolidated Financial Statements, page 42

2.	We note on page 29 that you may be required to purchase the equity interests of your joint ventures partners. Please address the following related to your joint ventures:

	a)	Disclose how you account for the joint ventures.

	b)	To the extent you do not consolidate the joint ventures, explain how you considered the guidance in FIN 46(R) in determining whether they should be consolidated. In your response, describe the circumstances in which you would be required to purchase the equity interests of your joint venture partners.

	c)	Provide the disclosures set forth by paragraph 20 of APB 18 or paragraphs 23 to 26 of FIN 46(R) to the extent they are applicable and material.

      d) Disclose your commitment to fund working capital requirements of the joint ventures and describe when you may be required to purchase the equity interests of your partners in the notes to the consolidated financial statements.

      e) Tell us why you cannot determine the potential purchase amounts of your partners' equity interests in advance, and describe for us the variables used in the formulae used to determine the purchase price.

Goodwill and Intangible Assets, page 50

3.   We note that you recorded impairments of goodwill and trademarks during fiscal 2007. Please provide the disclosures set forth by paragraph 46 and 47.a. of SFAS 142.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services